January 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shaz Niazi/ Brigitte Lippman
Re:	Bright Horizons Family Solutions Inc. Registration Statement on Form S-1 (File No. 333-184579)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bright Horizons Family Solutions Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on January 24, 2013, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Craig E. Marcus of Ropes & Gray LLP, counsel to the Company, at (617) 951-7802 as soon as the registration statement has been declared effective.

Very truly yours, BRIGHT HORIZONS FAMILY SOLUTIONS INC.

By:	/s/ David Lissy
Name:	David Lissy
Title:	Chief Executive Officer

200 Talcott Avenue South, Watertown, Massachusetts 02472 p 617.673.8000 f 617.673.8001

One of Fortune Magazine’s “100 Best Companies to Work for in America”

www.brighthorizons.com